Filed Pursuant to Rule 433

Registration No. 333-233608

February 22, 2022

VERIZON COMMUNICATIONS INC.

$655,000,000 4.100% Notes due 2055

Issuer:	Verizon Communications Inc. (the “Company”)

Title of Securities:	4.100% Notes due 2055 (the “Notes”)

Issue Currency:	USD

Pricing Date:	February 22, 2022

Settlement Date (T+8):	March 4, 2022

Maturity Date:	March 4, 2055

Interest Payment Dates:	Semiannually on each March 4 and September 4, commencing on September 4, 2022.

Aggregate Principal Amount Offered:	$655,000,000

Public Offering Price:	100.000% plus accrued interest, if any, from March 4, 2022

Underwriting Commission:	0.100%

Proceeds to the Company (before expenses):	99.900%

Interest Rate:	4.100% per annum

Denominations:	Minimum of $100,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:	Not redeemable prior to March 4, 2027. On each March 4 on or after March 4, 2027 (each a “Redemption Date”), the Notes will be redeemable on not less than 10 nor more than 60 days’ notice, in whole but not in part, at the option of the Company, at 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount of notes being redeemed to, but excluding, the date of redemption.

Listing:	Application will be made to list the Notes on the Taipei Exchange (the “TPEx”). No assurance can be given that such application will be approved or that the TPEx listing will be maintained.

Selling Restrictions:	The Notes have not been, and shall not be, offered, sold or re- sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China (“ROC”), which currently include: (i) overseas or domestic banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance surveyors), the foregoing as further defined in more detail in Paragraph 3 of Article 2 of the Organization Act of the Financial Supervisory Commission of the ROC, (ii) overseas or domestic fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the ROC Securities Investment Trust and Consulting Act, the ROC Futures Trading Act or the ROC Trust Enterprise Act or investment assets mandated and delivered by or transferred for trust by financial consumers, and (iii) other institutions recognized by the Financial Supervisory Commission of the ROC. Purchasers of the Notes are not permitted to sell or otherwise dispose of the Notes except by transfer to a professional institutional investor.

ISIN:	XS2449912976

Common Code:	244991297

Issuer LEI:	2S72QS2UO2OESLG6Y829
Allocation:	Principal Amount of Notes

Deutsche Bank, AG Taipei Branch	$200,000,000
J.P. Morgan Securities (Taiwan) Limited	$200,000,000
Morgan Stanley Taiwan Limited	$255,000,000
Total	$655,000,000

Joint Bookrunning Managers:	Deutsche Bank, AG Taipei Branch J.P. Morgan Securities (Taiwan) Limited Morgan Stanley Taiwan Limited

Global Structuring Agents:	Deutsche Bank, AG Taipei Branch J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Junior Structuring Agent:	Loop Capital Markets LLC

Structuring Agents’ Fee:	$3,930,000

Reference Document:	Preliminary Prospectus Supplement, subject to completion, dated February 21, 2022; Prospectus dated September 4, 2019

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the issuer at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: 1-212-395-1525

Internet Site: www.verizon.com/about/investors/contact-investor-relations

The information contained on or accessible through Verizon’s corporate website or any other website that it may maintain is not incorporated by reference herein.

The TPEx is not responsible for the content of this Term Sheet and no representation is made by the TPEx as to the accuracy or completeness of this Term Sheet. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this Term Sheet. Admission to the listing and trading of the Notes on the TPEx shall not be taken as an indication of the merits of the Company or the Notes.

No key information document (“KID”) required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the European Economic Area (“EEA”) has been prepared as the Notes will not be made available to any retail investor in the EEA.

No KID required by Regulation (EU) No 1286/2014 as it forms part of domestic law of the United Kingdom (“UK”) by virtue of the European Union (Withdrawal) Act 2018, as amended (“EUWA”) (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared as the Notes will not be made available to any retail investor in the UK.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+8, to specify alternative settlement arrangements to prevent a failed settlement.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.